FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16 of

the Securities Exchange Act of 1934

For the month of:                 February 19, 2004

TRICOM, S.A.

(Translation of registrant’s name into English)

Avenida Lope de Vega No. 95, Santo Domingo, Dominican Republic

(Address of principal executives offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F     ☒    Form 40-F    ☐

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes    ☐    No     ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-

The press release on February 19, 2004, a copy of each is attached as Exhibit 99.1, is incorporated by reference into this Form 6-K.

Exhibits.

The following exhibits are filed with this report:

99.1 -  Press Release, dated February 19, 2004, of TRICOM, S.A.

[Signature on following page.]

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

TRICOM, S.A

Dated: April 23, 2004	By:	/s/ CARL H. CARLSON
Carl H. Carlson
Chief Executive Officer